Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

September 30, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C. 20549

To the attention of Frank Wyman and Mary Mast

Re:	Grifols, S.A.

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 29, 2022

Form 6-K filed February 28, 2022

File No. 001-35193

Dear Ms. Mast and Mr. Wyman,

Grifols, S.A. (“Grifols” or the “Company”), is pleased to respectfully submit this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 21, 2022 relating to the above-referenced Form 20-F (the “Form 20-F”) and Form 6-K.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in italicized type and the Company’s response is set out immediately following each comment. Except as otherwise specifically indicated, capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Form 20-F.

Staff’s Comment:

Form 20-F for the fiscal year ended December 31, 2021

Notes to the Consolidated Financial Statements
(2) Basis of Presentation, page F-13

1.	On page 101, you state that the sale of a minority equity interest in the Biomat Group to the GIC Investor, originally recorded as equity in your financial statements furnished with Form 6-K on February 28, 2022, was restated as debt for the year ended December 31, 2021. Please explain your basis for omitting disclosure required by IAS 8 supporting this restatement that you previously had included in Note 2 to the 2021 consolidated annual accounts, as re-authorized for issue by your Board of Directors on April 28, 2022 and filed with the Comision Nacional del Mercado de Valores.

Company’s Response:

As a Spanish company with securities listed on a regulated market in the European Union, the Company prepares annual and semi-annual financial statements in accordance with the IFRS Accounting Standards adopted in the European Union (“IFRS-EU”). For the year ended December 31, 2021, the Company’s IFRS-EU financial statements were prepared, published and filed in Spain with the Comision Nacional del Mercado de Valores (“CNMV”) on February 28, 2022 (the “Original 2021 IFRS-EU Financial Statements”). Being material information, on the same date the Company reported on a Form 6-K the publication of such Original 2021 IFRS-EU Financial Statements.

As mentioned in the Staff’s comment, the Original 2021 IFRS-EU Financial Statements considered the sale of a minority equity interest in the Biomat Group to the GIC Investor (the “GIC Investment”) as an equity transaction.

On April 28, 2022, having identified an error in the Original 2021 IFRS-EU Financial Statements, the Company restated, republished and refiled its 2021 IFRS-EU financial statements with the CNMV (the “Restated 2021 IFRS-EU Financial Statements”), wherein the GIC Investment is correctly presented as a debt transaction.

By reclassifying the GIC Investment as a debt transaction, the Company corrected the error identified in the Original 2021 IFRS-EU Financial Statements, and disclosed in the Notes to the Restated 2021 IFRS-EU Financial Statements the nature of the error and the amount of the relevant correction, all as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Being material information, on the same date the Company reported on a Form 6-K the error, restatement and the filing with the CNMV of its Restated 2021 IFRS-EU Financial Statements.

On April 29, 2022, the Company filed its annual report on Form 20-F, including as an attachment its 2021 financial statements prepared in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (“IFRS-IASB”), as the Company is accustomed to doing on its annual report to the Commission (the “2021 IFRS-IASB Financial Statements”.  In Note 21 - “Financial Liabilities” to the 2021 IFRS-IASB Financial Statements (page F-87 of Form 20-F), the GIC Investment is correctly presented as debt, in line with the Restated 2021 IFRS-EU Financial Statements. This was the first publication of the 2021 IFRS-IASB Financial Statements by the Company. Such financial statements were, as such, never the subject of any identified error and are not a restatement. Reflecting the Company’s understanding of the requirements of IAS 8, the 2021 IFRS-IASB Financial Statements did not include a discussion of the error made in the Original 2021 IFRS-EU Financial Statements or the IAS 8 required error disclosure, the relevant correction having previously been made in the Restated 2021 IFRS-EU Financial Statements, disclosed and reported on the April 28, 2022 Form 6-K.

We note that new and revised IFRS as adopted by the IASB can be applied by regulated entities in the EU (such as Grifols) in the preparation of their mandatory financial statements only after such standards are endorsed by European Commission regulation on the advice of the European Financial Reporting Advisory Group (“EFRAG”) and opinion of its Accounting Regulatory Committee. There have at times been significant differences between IFRS-IASB and IFRS-EU usually arising from delays in endorsement, partial endorsement or exemptions granted by the EU. We would further note, however, that as applied to Grifols as of and in respect of its financial statements for the year ended December 31, 2021, there were no significant differences between IFRS-EU and IFRS-IASB.

In conclusion, the disclosure differences between the Restated 2021 IFRS-EU Financial Statements and 2021 IFRS-IASB Financial Statements do not correspond to differences between IFRS-EU and IFRS-IASB principles but to the fact that the 2021 IFRS-IASB Financial Statements attached to the Company’s Form 20-F do not and never included the relevant error. The Original 2021 IFRS-EU Financial Statements that did include the error were corrected in the Restated 2021 IFRS-EU Financial Statements, republished and refiled in strict accordance with IAS 8, all of which was reported by the Company on its Form 6-K filed on April 28, 2022.

Staff’s Comment:

Form 6-K filed July 28, 2022

Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2022

Notes to the Condensed Consolidated Interim Financial Statements

Note 3(e) Changes in the composition of the Group - Access Biologicals, Inc., page 9

2.	With respect to the exercise of your call option to acquire the remaining 51% of Access Biologicals on April 25, 2022 provide us a detailed analysis of how you calculated goodwill of €245.5 million and the gain of €73 million. In your analysis, include reference to how you considered paragraphs 19, 32 and 41-42 of IFRS3 and paragraphs 22-23 of IAS28. In addition, explain how you determined the fair value attributed to the previously-held investment and why this 49% ownership interest acquired in the first share purchase (valued at €81.24 million) was valued at 4.35 times the 51% ownership interest acquired in the second share purchase (valued at €18.64 million).

Company’s Response:

On January 12, 2017, Grifols announced its investment in Access Biologicals LLC (“Access Biologicals”), a purchase of 49% of its voting shares for US$51 million (EUR 48.2 million). As an entity in which Grifols acquired significant influence but which was neither a subsidiary nor a joint venture, the Access Biologicals investment was accounted for as an investment in an associate using the equity method in the consolidated financial statements, in accordance with IAS 28.

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The acquisition agreement dated January 12, 2017 included a call option to acquire the remaining 51% of Access Biologicals’ voting shares, exercisable in 2022. On June 15, 2022 (the “Acquisition Date”), Grifols, through its wholly-owned subsidiary Chiquito Acquisition Corp., exercised the call option to acquire the remaining 51% of Access Biologicals’ voting shares for US$142 million (EUR 134.7 million). In accordance with IAS 28, paragraph 22.a, Grifols discontinued the use of the equity method from that date (as Access Biologicals ceased to be an associate and became a subsidiary). Thereafter, Grifols began to account for this investment in accordance with IFRS 3 and IFRS 10.

According to IFRS 3, paragraph 58, since Grifols became the sole shareholder of Access Biologicals the business combination was achieved in stages (also known as a “step acquisition”), which is accounted for using the acquisition method at the Acquisition Date.

As of June 15, 2022, the fair value of Access Biologicals was estimated at EUR 264.1 million. Pursuant to IFRS 3, paragraph 42, the remeasurement of the previously held investment (49%) at fair value was estimated at EUR 129.4 million. The difference between fair value of the previously held investment (EUR 129.4 million) and the then carrying amount of that investment (EUR 56.4 million), amounting to EUR 73 million, was recorded as a gain in the consolidated profit and loss statement.

The following table summarizes the above-mentioned:

EUR million
Second shares purchase (a)	134.7
Ownership acquired (b)	51%
Fair value 100% (a) / (b)	264.1
Previously held ownership	49%
Fair value of the previously held investment	129.4
Carrying amount	(56.4)
Gain	73.0

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The goodwill, amounting to EUR 245.5 million, is provisional and was calculated as the difference between the fair value of the net assets acquired and the total consideration, as follows:

EUR million
First shares purchase (49%)	48.2
Second shares purchase (51%)	134.7
Total business combination cost (a)	182.9

Gain on the previously held investment	73.0
Accumulated gain for equity method before Acquisition Date	8.2
Total step-up (b)	81.2

Total consideration (a) + (b)	264.1
Fair value of net assets acquired	(18.6)
Provisional goodwill	245.5

The cumulative exchange differences relating to the Access Biological investment previously recognized in other comprehensive income were reclassified at the Acquisition Date to profit and loss (EUR 206 thousand) according to IAS 28 paragraph 23. As the amount was not significant it was not disclosed.

We note that EUR 81.2 million corresponds to the total step-up of the previously held investment and not to the 49% ownership interest acquired in the first share purchase. In future filings, we will rename this caption as “Step-up of the previously held investment” to avoid any further confusion. Likewise, the EUR 18.6 million refers to the fair value of net assets acquired and not the 51% ownership interest acquired in the second share purchase, as shown in the table above.

We hope that this response adequately addresses the issues you have raised in your comments, and we remain at your disposal if you need any clarification or additional information.

Sincerely,

Grifols, S.A.

/s/ Victor Grifols Deu
Name:	Victor Grifols Deu
Title:	Director and Co-Chief Executive Officer

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